Filed by United Community Banks, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Progress Financial Corp.

Commission File No.: 001-35095

Date: July 20, 2022

Set forth below is a transcript of United Community Banks, Inc.’s quarterly earnings conference call held on July 20, 2022 during which the proposed merger of Progress with and into United was discussed.

UNITED COMMUNITY BANKS, INC.

Moderator: Lynn Harton

July 20, 2022

11:00 a.m. EDT

Operator

Good morning, everyone, and welcome to United Community Banks' Second Quarter 2022 Earnings Call. Hosting our call today are Chairman and Chief Executive Officer, Lynn Harton; Chief Financial Officer, Jefferson Harralson; President and Chief Banking Officer, Rich Bradshaw; and Chief Risk Officer, Rob Edwards.

United's presentation today includes references to operating earnings, pretax, pre-credit earnings and other non-GAAP financial information. For these non-GAAP financial measures, United has provided a reconciliation to the corresponding GAAP financial measure in the Financial Highlights section of the earnings release as well as at the end of the investor presentation. Both are included on the website at ucbi.com.

Copies of the second quarter's earnings release and investor presentation were filed last night in Form 8-K with the SEC and a replay of this call will be available in the Investor Relations section of the company's website at ucbi.com.

Please be aware that during this call, forward-looking statements may be made by representatives of United. Any forward-looking statements should be considered in light of risks and uncertainties described on Pages 5 and 6 of the company's 2021 Form 10-K as well as other information provided by the company in its filings with the SEC and included on its website.

At this time, I will turn the call over to Lynn Harton.

Lynn Harton

Good morning, and thank you for joining our call today.

Despite the concerns over inflation, Fed tightening and the direction of the economy, we had a solid quarter that demonstrates some of the strengths of the company and of our strategy.

First, our net interest revenue grew at an annualized rate of 37%, driven primarily by a 22 basis point expansion in our margin. This expansion highlights the strength of our deposit base created by our service performance. We've included some historical deposit beta information in our deck this quarter to give you additional insight into this core advantage.

Due largely to our net interest revenue growth, our operating return on assets improved to 1.17%. Our return on tangible common increased to 14.2% and our pretax pre-provision income increased by $8 million, a 39% annualized growth rate.

Secondly, our credit performance continues to be outstanding, with net recoveries and improvements in both nonperforming assets and special mention credits. Our goal has always been to focus on balanced credit performance through the cycle, and we believe we're prepared if the economy does slip into recession.

While we're not seeing significant signs of consumer or business stress, we know that increasing interest rates always flush out excessive leverage from the economy. We believe the majority of that is outside the banking system but we are watching for any signs of weakness in the markets we serve.

Our loan growth was in our target range but distributed a bit differently than normally. Our C&I loans were essentially flat and our commercial real estate was down slightly.

Equipment finance grew nicely but at a slightly slower pace than in the past. A large part of our growth was driven by residential mortgage where increasing fixed rates caused more of our customers to choose adjustable rates, which we have always held on balance sheet.

These are all in market United originated relationship-focused loans, which we're glad to hold. Given that we seem to be moving into more of a late-cycle economic environment, I'm pleased with our growth mix this quarter.

Finally, I continue to be very excited about our newest partner, Progress Bank. We're well into integration planning, and it's clear that we are a great cultural fit together and share a very similar approach to the market.

David, I'm looking forward to having you and the rest of your team officially become part of United.

And now Jefferson, how about going over more of the details for the quarter.

Jefferson Harralson

Thank you, Lynn, and good morning to everyone. I'm going to start my comments on Page 8 and look at our markets a little bit, and we have one of the best footprints in banking. And we are excited that the pending Progress merger at some of the fastest-growing markets in the Southeast, in the form of Huntsville, Birmingham and the Florida Panhandle as well as Tuscaloosa and that our markets are growing population at 150% of the national average.

On Page 9, we are proud of our core deposit franchise and we think it will serve us well as rates move higher.

Deposits shrunk by 0.8% or $183 million in the quarter, which we believe is a natural evolution of higher rates and some deposits moving to their more natural home. Our deposits were still up $1.4 billion year-over-year, excluding the deals.

The combination of loan growth and our slight deposit shrinkage drove our loan-to-deposit ratio up to 70% from 68% last quarter. Our cost of deposits was up just 2 basis points in the quarter and helped drive our margin expansion that I will talk about on a later page.

On Page 10, we talk about our diversified loan portfolio and growth drivers for the quarter. Excluding PPP loan shrinkage, we grew loans at a 7% annualized pace. The growth was driven this quarter by residential mortgage, as Lynn mentioned, as there was a mix change towards floating rate loans in our mortgage business this quarter.

At the bottom of the page, we highlight that we have intentionally kept our portfolio very granular with low lending limits and very diversified, it's C&I heavy, it's light on CRE, all of which we believe translates into less risk over time.

We had record loan originations this quarter at $1.5 billion and we ended up having high pay downs as well, and we are optimistic about loan growth for the rest of the year.

I am going to skip ahead to Page 12 and talk about our capital. Our ratios stayed relatively flat with a strong profitability and strong loan growth. We did see a slight decline in our TCE ratio as the strong profitability was offset by $91 million of higher AOCI related to our AFS securities as rates rose in the quarter, of course.

Moving to Page 13. We discuss our net interest margin. We had 22 basis points of margin expansion in the quarter, 18 basis points of which came from the impact of higher rates, and 5 came from positive mix change in the form of lower cash on the balance sheet and the higher loan-to-deposit ratio that I mentioned earlier.

Moving to Page 14. While this rising rate cycle is certainly different from the last one, we did include a page this quarter on our experience last cycle. And we had a 24% deposit beta from the fourth quarter of 2015 to the second quarter of 2019, which we believe stands up well against peers.

While we want to and will take care of our customers this cycle, we are optimistic that we will once again fare well compared to peers on this metric.

Page 15, we talk about fee income. It was down from last quarter, our mortgage business was a driver of that decrease with rates rising and the refi business falling off. We had 3 main drivers in the quarter that drove the decrease.

One, we had a smaller MSR gain in Q2 compared to Q1. We had a $2.1 million MSR gain in Q2 compared to a $6.4 million gain last quarter and this is a $4.3 million difference. Also, despite being a seasonally stronger quarter, we did have a 21% decline in rate locks in Q2.

This decline in lock volume, also combined with a mix change towards floating rate loans, which means more loans were going to the balance sheet and less loans were being sold. So more of the economics of the lock volume in Q2, we will realize over time.

Moving on to some of the other fee income categories. We also had $3.1 million in gains from SBA loan sales and just under $700,000 in Navitas loan sale gains in the quarter. With good loan demand, rates rising at the NIM expanding and a bit more uncertain pricing market, we plan to be a little more picky on selling loans this quarter, and I would expect this line item to be closer to $2 million in the third quarter.

Moving on to Page 16 and expenses. Operating expenses were up $3.3 million in the quarter. The lion's share of the increase was driven by a $2.2 million merit increase and the quarter also included some core growth and some Reliant cost savings. On a year-over-year basis, our expense increase was mostly driven by the acquisitions.

If we adjust for the acquisitions and the cost savings that we would get and have gotten, we estimate that our core expenses were up $3.5 million to $4 million over last year as we achieved the cost savings from both Aquesta and Reliant.

Also, if you look at it another way, if you take our operating efficiency ratio and then take it to another level and also exclude PPP fees and MSR marks, which I know a lot of analysts already do, you can really see the benefit of our deals on the efficiency ratio and profitability over the last year. This adjusted efficiency ratio, if you will, moved from nearly 58% in the year ago quarter to just under 54% this quarter, which is an improvement that we are proud of.

Moving to credit on Page 17. We had strong credit results in the quarter with 3 basis points of net recoveries and improved problem loans.

On Page 18, we give you some details on special mention, substandard accruing loans and nonperforming assets. All 3 categories were flat to slightly improved, and we feel good about where we are on credit.

On Page 19, despite generally improving credit trend and the fact that we had $1 million in net recoveries, we still did build our reserve for the second time in 2 quarters. Part of that reserve increase is due to our solid loan growth, but our CECL model also had a slightly worse economic outlook, which necessitated another $3 million in second quarter provision.

The chart at the bottom shows our reserve in dollars and percentage since CECL inception. That shows a COVID-related buildup and release and now we've had 2 quarters of reserve build in a row with this quarter in the Reliant deal and its related double dip last quarter.

With that, I'll pass it back to Lynn.

Lynn Harton

Thank you, Jefferson. And also thank you to the United teammates that continue to deliver outstanding performance.

I'm working now preparing for my annual planning retreat and it always excites me to reflect, as I do that, on what a great organization you all have built and the opportunities that you have afforded us for future growth.

So congratulations, and thank you.

And finally, I'd like to make a tribute to DeVan Ard, the Founder and CEO of Reliant Bank, who passed away earlier this month. I came to know DeVan about 1.5 years ago. He always did what he said he would, he was direct, forthright and truthful. He built a great team and a quality company. In short DeVan was everything a good man and a great leader strives to be. I and many others miss you, Rest in Peace, DeVan.

And now I'd like to open the floor for questions.

Question and Answer

Operator

At this time we will now begin the question and answer session. To ask a question, you can press * and 1 on your touchtone phone. If you are using a speaker phone, please pick up your handset before pressing the keys. If at any time you question has been addressed and you would like to withdraw your question, please press * and then 2. At this time we will pause momentarily to assemble our roster.

Our first question today comes from Brad Milsaps of Piper Sandler.

Brad Milsaps

Good morning Maybe, Lynn, just maybe wanted to start with loan growth. Certainly, you guys hit your guidance. It seems like a lot of banks this quarter are really blowing away loan growth. So I wanted to kind of jump into that a little bit more.

You mentioned paydowns. Just kind of curious how large those were maybe relative to what they typically are?

And then secondly, as part of it, you sort of got the amount of loans you needed, you're conservative during this part of the cycle. How much of that did play into kind of the numbers that you ultimately put up this quarter?

And then maybe finally, was there any kind of other runoff at Reliant to speak of that might have impacted that. I saw the Tennessee book was down a bit. But just kind of curious if you have a little more color on some of the cross currents with loan growth this quarter.

Lynn Harton

Perfect. Great question, Brad. I'm going to let Rich start with that and then Rob and I will join in as well.

Rich Bradshaw

You talked about on the payoffs. Was there anything that kind of jumped out and there was. We had 4 senior care deals pay off at about $60 million. We had another very large wealth management commercial client that jumps in and out of the market, and that was a $40 million payoff late in the quarter.

So from that standpoint, that was a little larger than we normally see. It was our largest production quarter ever in our largest payoff quarter ever.

Going forward, I spent a lot of time with the state presidents in each of the geographies, understanding their markets. And as we're all thinking about the recession, if there is one, where are we in the cycle? Where are they in the cycle, most importantly, really not seeing it.

So I feel good about the growth. I think our mix will be a little different this next quarter. I think we'll still be around that 7% mark that will be more commercial, a little less mortgage.

In terms of Reliant, we typically see a runoff at the beginning of an acquisition. Also, we just went through conversion. And as you know, we're going through a leadership transition. So no concerns there at all feel great about the team, feel great about the market.

And most importantly, that leadership team, John Wilson, Mark Ryman, who is the commercial executive, they're feeling really good about the pipelines and the people that they have there.

So that's how I'm kind of thinking about it. We're still in the best markets in the country, I believe.

Lynn Harton

Yes. Rob, do you have anything to add?

Rob Edwards

I would just say in terms of -- I think your second question was about how much does our conservatism regarding the cycle play into it. And I would say we're continuing to be who we are. So our appetite hasn't changed. But -- and if there's anything that's changed, I would say it's been very moderate, but we're more cautious around speculation than we have been before just because of where we believe we are in the cycle.

Lynn Harton

I would tell you. Well, I was going to say, we have seen -- the market has been a little more aggressive on the margin, and we have not been -- so to me, we have not tightened as much as we have seen the market in general, be a little more aggressive than we've seen in the past.

Brad Milsaps

Great. And as my follow-up, maybe to Jefferson. I was curious if you might have the net interest margin for the month of June and then I think you've mentioned in the past maybe each 25 basis point increase being worth kind of 4 basis points, probably a little more in the beginning, maybe a little less than the end. But just kind of curious if you're thinking around those numbers changed at all?

Jefferson Harralson

Yes. So our June margin, I'll give you the number, it's 325. There's things that annualizing a single month, there's a lot of risk in that, I will say. But if you think about the margin going forward and think about that 5 basis points per 25 and some of the margin increase we expect to see just from the rates that have already happened as well. I think that next quarter, our margin will be up 20 to 25 basis points. If you got a 75 basis point rate hike in July in the next couple of weeks like we think.

Operator

Our next question today comes from Jennifer Demba of Truist.

Jennifer Demba

Just curious, you said you had a 24% deposit beta during the last rate hike cycle, what are you guys assuming for this one?

Jefferson Harralson

It's a great question. We're currently assuming a similar deposit beta this cycle versus the last one in our forecast. As you see in that forecast or is that on the one page, the new page in our deck, it starts off really low. The first 100 basis points was 8 basis points last time.

This quarter, we were just 3, and then it starts moving up relatively quickly and then would go beyond -- went beyond that 24 for total rate hike.

So a lot of it depends on how long this rate cycle goes. But for now, we are using 24% in our modeling.

Jennifer Demba

And can you guys talk about what kind of -- are you seeing any, I guess, more -- you said you may be seeing a little bit more aggressive lending behavior in recent months. Can you give us a little more detail on that?

Rob Edwards

Jennifer, it's Rob. I would just say, I think other people are more comfortable with speculative scenarios than we have been traditionally and than we currently are. So there's a number of different products you have in lending. One example would be warehouses. There's a lot of people doing spec warehouses. And those worked out really good for the last 18 months. But the environment is likely to change.

Rich Bradshaw

The announcement of Amazon that they're kind of out of the warehouse business was a little bit of reason to be cautious.

Operator

Our next question is from Michael Rose of Raymond James.

Michael Rose

Good morning and thanks for taking my questions. I don't know if I missed this in the beginning, I just getting on the one on the call, but digging to the mortgage dynamics -- if I exclude MSR in both quarters, it looks like it was down pretty healthy. I know there's the lost timing and everything like that. Can you just walk us through some of the dynamics?

And then obviously, there's inventory constraints in some of your markets. But on the flip side of that, I mean, rates have come in a little bit. You still have positive in migration. I'm just trying to get a better sense of what happened this quarter and then what the expectations might be for the next couple of quarters?

Jefferson Harralson

It's a great question, Mike. I'll start with what happened this quarter, and I'll pass it to Rich on next quarter and how we're thinking about it or anything he might want to add.

So yes, we were down a lot in mortgage revenue this quarter. If you look at the rate lock volume, it was down just over 20%. And with the mix change towards floating rate loans, if you look at the lock volume of our held-to-maturity loans, that was down 44%. So the piece that we're generating a gain on sale on was down 44% quarter-to-quarter.

Now we have significantly more floating rate loans are going on to the balance sheet. We'll get that economics over time. But from a pure this quarter mortgage fee income number, that held to maturity rate lock volume is a main driver.

Now I'll pass it over to Rich to talk about the business and the forecast.

Rich Bradshaw

Sure. In terms of expectations for Q3, we're expecting volume to be down another 15% from this quarter. And probably on the fee side, somewhere around the 20% mark lower as well.

Michael Rose

Okay. That's helpful. And then maybe just circling back to the loan growth commentary. Obviously, very good production this quarter. A lot of moving pieces with Aquesta and Reliant and not sure what the runoff looks like there, but it would make sense of the payoffs, particularly in the CRE space should slow as rates have risen. Not trying to pin you down for an exact outlook for the back half of the year, but this quarter's core loan growth of 6% to 7%. Is that what we should at least kind of contemplate as we move into the back half of the year, just given kind of some of the puts and takes?

Rich Bradshaw

Yes, this is Rich. As I mentioned earlier, I think that number is a good way to think about it. I think they said that the mix will change a little bit with mortgage down a little bit more and a little bit more up on commercial.

Jefferson Harralson

One thing in there, a lot of the loan growth we got this quarter was late in the quarter. So our average loan growth was lower than our end-of-period loan growth. And so from an average loan growth standpoint for next quarter we're starting off at a nice spot given the strong end of quarter volume that we had.

Michael Rose

And maybe just one final one for me. Just as we as you think about expenses, especially salaries were down a little bit Q-on-Q. Obviously, I understand the drivers there. But can you just give us an update on the hiring plans and the what's going on with some of the dislocation from some of the more recent acquisitions if that's presented some opportunities for not only revenue hires, but maybe also on the client side.

Rich Bradshaw

Sure. This is Rich. Recruiting discussions are obviously going on throughout the footprint. We're currently talking in Nashville about the middle market position because we see that market as such a great opportunity. Also, there might be an opportunity for a CRE person there, and we may have found that person.

And we're also looking for middle market in Florida as well. I will tell you that we're looking at a lift out right now that looks fairly promising.

Additionally, we just brought on Cory Boyte, as Head of Syndications and Corporate Banking for us. And we think we're of that size now and we can start taking on some of those larger strategic relationships, and he brings 21 years of experience out of Truist and BB&T.

And then lastly, we just brought on a leader in the franchise space, particularly for the larger multi-store owners, and this will team well with what we do in Navitas and SBA and so we're very excited about that.

Michael Rose

Okay. Great. So it sounds like continue to be a little bit more surgical with your hiring as supposed to just bringing on a bunch of people at relatively higher costs just get more wear on the cycle.

Operator

Our next question comes from Kevin Fitzsimmons of D.A. Davidson.

Kevin Fitzsimmons

Good morning, everyone. Just we've seen from a lot of banks so far, the shift of deposit balances declining and then in turn, the excess liquidity shrinking on the balance sheet. And just curious if you could give us what that change means? I know it you referred to an improving deposit mix going forward, and some of this is just really leaving the bank and leading the system. But what that means for future outlook for purchasing securities? Does it make the deposit beta accelerate more than you might have said last quarter?

And then at the end of the day, you're still confident that versus the prior few years, we've been driving NII growth via the balance sheet while the margin was being compressed and we're shifting now and reversing where it's being driven by the percentage margin, but are you still confident that will be able to drive NII growth, even if average earning asset growth is a little lower than it's been.

Jefferson Harralson

Yes. So it's a great question. It's something that I think about a lot. And our -- the outlook for our NII growth is very strong. But I'll tell you some of the intricacies and some things I'm thinking about, right?

So if you have -- I think our deposit outflow was one of the least I've seen of other banks, but it's something that you worry about when you had over $1 billion, $1.4 billion of inflow over the last year.

So we realized that you might get some deposit outflow for the rest of the year. We have been growing our securities book very rapidly, and we are at $7 billion right now. And I think you're going to see that stay at $7 billion. One reason is to hold cash or if there is a deposit outflow, the other reason is if you got -- we're in such a volatile rate environment, rates may go up another 200 basis points. And I like the size of our securities portfolio, now.

So the -- the deposit outflow or the potential for it has probably led into keeping the securities portfolio relatively flat here.

Now on deposit betas, we just had a meeting yesterday and we just looked at competitor deposit pricing, and it hasn't really changed a lot. It may change in late July when we get to 75 basis points or 100 up. But the one thing I mentioned to the committee and one thing Rich and I have been talking about is if you're seeing this kind of loan growth from some of our competition, you've seen some really big deposit outflow from our competition that we may well see higher rates from them. We haven't seen that yet.

We're still planning for the 24% deposit beta, but it is something that we're thinking about when we're doing our deposit committee.

So could it have an impact? Yes. But the big picture, I think, is this rate change and having us be right around 50-50 unfolding rates, having us having one of the most core deposit base as we believe in the country, is going to translate to very significant margin expansion. I had mentioned the 20 to 25 basis points that I think we'll get next quarter.

Kevin Fitzsimmons

Great. Just one follow-on, Lynn on -- and by the way, Lynn, I just wanted to mention, thank you for those comments on DeVan. I was fortunate enough to get to know him and cover the stock. So I really appreciate that.

One question regarding M&A, just if you guys still feel good about Progress closing in the fourth quarter, if that still seems on schedule. And longer term on M&A, I would assume you guys want to get that closed and integrated. So probably not top of mind in the near term, but longer term, given the shifting environment does M&A become a little more focused on gathering deposits like it has traditionally, but maybe not so much in prior years for the industry? Just curious of your thoughts on that.

Lynn Harton

Yes, sure. So -- and thank you for the comments on DeVan. Right now, on Progress, we do -- I mean, we are very cognizant of kind of change in regulatory leadership and more uncertainty about timing of deal closures.

So we're currently certainly cognizant of that. We're progressing as we normally would. We still don't have any reason to believe we wouldn't be able to close on our fourth quarter schedule.

But with that said, it's a different environment that we've been operating in. And so we've also got contingency plans in case it does extend out. So we'll wait and see on that.

In terms of M&A in general, yes, I think -- for the near term, with kind of prices down in the industry, there's just not a lot of activity going on. I wouldn't expect to see much announced but we can always get surprised. The conversations that we're having are just long-term relationship building conversations and with the same kind of banks that we've been focused on.

So $750 million to $3 billion banks in growth markets in the Southeast. There's not a lot of those left. We're continuing to work on building relationships with those. And we think -- if you look out another 9 months or so, we think maybe at that point is kind of when the market opens back up.

But we'll see. So I think we'll be in a quiet period for a while as an industry and certainly for us. And I think for us, that's helpful actually to get Progress and Reliant fully integrated.

Operator

Our next caller is from David Bishop of Hovde Group.

David Bishop

Good morning gentlemen, thanks for taking my question. Jefferson, maybe a question for you. You mentioned in the preamble at the containment of operating expenses, maybe on a core basis in that 3% to 4% rate, I think, year-over-year on a core basis. Is that -- should that be the expectations sort of near term and maybe into 2023, excluding some of the impacts on the Progress deal? Just how are you thinking about inflation impacting the rate of expense growth.

Jefferson Harralson

It's a great question. Expenses for this quarter came in a little higher than I was expecting. And if you go back and look through, there's some seasonal type things in there. There's some invoice timing things in there. There's some project timing things in there. I think we'll continue to grow expenses will be a lot lower than what we grew them this quarter. I think it will be less than half of the growth of this quarter.

So we grew $3.3 million last quarter. I think it will be half or less of that in Q3. We're expecting some pretty significant efficiency ratio improvements in the back half of the year.

And looking at -- it's early, but looking at July, early expense reports I've been looking at, it looks like this forecast. I feel more confident in this forecast with what I'm seeing in July as well.

So I think that kind of 4% target is a reasonable target for over time, and I lay it out where I think, in the near term.

David Bishop

Got it. Appreciate that. And then maybe a high-level question maybe for Lynn. It doesn't sound like you're seeing much credit stress there, the 7% rate of growth. As you talk to market presidents out there, and obviously, you're in obviously, some good strong population in for markets. Do you think that -- I mean, does that feel like the appropriate rate of growth or a good rate of growth for the overall macroeconomic backdrop? Just curious what you're seeing and maybe that backdrop that gives you comfort at that level.

Lynn Harton

Yes. So I'll start and then Rich can jump in. But I certainly feel comfortable with that 7% range. And particularly, when you look at the additions that we've made to the sales staff, et cetera, we've been very -- we continue to be very focused on concentration management. Those sorts of things.

And if you look at our markets, I think that's a very comfortable growth rate, somewhere in that 6% to 9% kind of range, I'd be very comfortable with right now.

I don't know, Rich, if you have anything to add.

Rich Bradshaw

Yes. I would agree. And I'm the sales guy. I think I like the disciplined approach, especially as we're still talking about uncertainties that we don't know here in the near future. It certainly feels like we're doing the right things and the right blocking and tackling. And I think it's the right approach.

Operator

Again, if you have a question, please press * then 1. Our next question is from Catherine Mealor of KBW.

Catherine Mealor

Thanks and good morning. A follow-up for you, Jefferson on your 20 to 25 bp NIM outlook for next quarter. What kind of, I guess, balance sheet kind of growth are you assuming in that? Are you assuming more of a deployment of excess cash? And I think you mentioned that the securities portfolio will remain kind of flat. So I'm assuming that, but I guess it's really just the excess liquidity. How are you thinking about deployment of excess liquidity and how much that's contributing to the higher NIM guide versus just yields?

Jefferson Harralson

Great question. So we have a flat to slightly down balance sheet in Q3 that's going into that margin. So that would be relatively flat securities or very flat securities and then flat to down cash is on thinner Q3.

Catherine Mealor

Great. Okay. And then your commentary about Navitas fees coming down. You mentioned a $2 million number. Is that relative to the $3.8 million line that includes SBA, USDA and Navitas?

Jefferson Harralson

And let's just talk about that line item a little bit because it may well be in that $3 million range. It could be even as high as last quarter. But I think $2 million is the number that makes the most sense.

And how we're thinking about it is we have significant margin expansion coming. We have significant spread expansion coming -- I'm sorry, net interest income growth on the way. We feel good about our loan growth outlook.

And what we're seeing is in the pricing of these markets, you're seeing volatility is moving up and down, and that -- I don't want to be -- I don't know if the right word is forced, but I do want to be committed to selling loans no matter what the price is of the second half of the year, and that's kind of where we are. And most of the quarter the pricing was fine. But I don't want to be committed to that no matter what the price is in Q3.

Catherine Mealor

And so then is there any change to your origination volume for Navitas or is it just that you might hold more on balance sheet and sell less? And so then that respect, we might see actually higher loan growth because you're just keeping more invites on balance sheet.

Jefferson Harralson

That's correct. And so Navitas is growing at a really nice pace. And if we were to hold -- and right now, we're at 8% of total loans of Navitas. As you know, we have the limit -- self-imposed limit of 10. And if we keep a little more Navitas on balance sheet, it sets us up well for 2023 and the loan growth in the near term.

So it's a -- I think it's a better long-term strategy to hold a little bit more of the Navitas loans and the SBA loans.

Catherine Mealor

Okay. Great. And I think you said in the past, you have about a 6-month insight into kind of any turn in credit in Navitas, any commentary there anything you're seeing in that business?

Rob Edwards

Yes. So I actually talked to them yesterday and really not see -- our expectation -- so we went from 9 basis points of losses in Q1 to 30 basis points of losses in Q2 pre-pandemic sort of in normalized times. They were running in the 70s to 80 basis point losses.

So -- we would expect that to continue to normalize. I would expect something sort of north of 50 basis points going forward in losses, but still the early-stage delinquencies there are still very, very low compared to where they were pre-pandemic. So we're not seeing anything unusual at the moment, but just would expect it to return to a more normalized level.

Operator

Our next question comes from Christopher Marinac of Janney Montgomery Scott LLC.

Christopher Marinac

Thanks and good morning. Jefferson and team, I wanted to drill down further on liquidity. I know you gave some great information on an earlier answer. How do you think about using the existing securities book to harvest or even use it further as collateral? I know there's a bunch of capacity on both angles, just curious how you think about that. Would you keep this current size? Or would the environment lead you to change or just do something different than you have?

Jefferson Harralson

It's a great question, Chris. Something I think about. I think the deposit growth will drive that because say our deposit growth is flat for even 3 years. I think we'll -- we have the funding on our balance sheet and cash to fund that, but then we can also fund it with securities over time as well and just have a mix change here.

So I think what you're going to see is just not a lot of balance sheet growth but a mix change towards loans over time. So -- so the way I think about it too, the $7 billion securities book, I mean, I would be completely fine using over time. We have the cash to fund this now.

But over time, if we use $2 billion of that to fund loan growth, and take our loan-to-deposit ratio back up to a more normal level of 80% and let capital grow, I'm completely fine with that.

So I just -- I don't think you're going to see a lot of balance sheet growth for the next 12 to 18 months. And then you're going to see, again, cash decline and then maybe ultimately a handful of years out, you'll see securities ratio or securities being funded or loans being funded by securities as well.

Christopher Marinac

Great. I appreciate it. And then just kind of, I guess, a follow-up on the whole beta conversation. If we think about betas on the asset yield side, should Navitas perform similar to the rest of the UCB portfolio? Or will it be different just because of the nature of how those loans are originated?

Jefferson Harralson

So Navitas will have a lower beta and maybe even a much lower beta than the rest of the book. They're making fixed rate loans. And when you're passing on rate increases, it takes a longer period of time.

So if you look at this quarter, that beta was very low, and I would expect it to stay very low. Navitas it was very helpful to us and it remains helpful to us in an up-rate environment, too, but it's very helpful in the down rate environment. But it's not going to be -- it's not going to be very adjustable in the higher rate environment.

That said, if you look at last quarter, we had just under 50% of our loans being floating. With one more rate hike, we're going to be at closer to 53% of floating. So becoming more variable in the whole book as rates move higher. So I still think you're going to see a good loan beta from us, but it's just not going to come from Navitas.

Christopher Marinac

Got it. And given the change in interest rates here in the last several months, I mean, is there any pricing change at Navitas at all, like, will something be pass along by the end of September?

Jefferson Harralson

Yes. So they are definitely passing along rate hikes, but it takes longer and they're a little more uncertain because it's a competitive environment.

Christopher Marinac

Got it. Great. Thank you very much. Appreciate all the color.

Operator

This concludes our question-and-answer session. I would like to turn the conference back over to Lynn Harton for any closing remarks.

Lynn Harton

Great. Well, thanks again for joining the call and for your questions, and we look forward to any follow-up information that you might like to see. And otherwise, we will talk to you soon. Thank you so much.

Operator

The conference has now concluded. Thank you for attending today's presentation. You may now disconnect.

IMPORTANT INFORMATION FOR SHAREHOLDERS AND INVESTORS

In connection with the proposed merger with Progress Financial Corporation (“Progress”) (the “Merger”), United Community Banks, Inc. (“UCBI”) filed a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) that includes a proxy statement of Progress to be sent to Progress’ shareholders seeking their approval of the Merger. The registration statement contains a prospectus of UCBI to register the shares of UCBI common stock to be issued in connection with the Merger. A definitive proxy statement/prospectus will also be provided to Progress shareholders as required by applicable law.

INVESTORS AND SHAREHOLDERS OF PROGRESS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS FILED BY UCBI WITH THE SEC, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THE REGISTRATION STATEMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UCBI, PROGRESS AND THE MERGER.

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